Mail Stop 0303

March 9, 2005

By Facsimile 650-493-6811 and U.S. Mail
John A. Fore, Esq.
Kathleen D. Rothman, Esq.
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

Re:  	Fair Isaac Corporation
      Schedule TO-I filed on March 25, 2004
	File No. 333-39117

Dear Mr. Fore and Ms. Rothman:

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I  - Revise to "Exhibit (a)(1)(A) - Offering Circular"

Cover Page, page ii

1. Obviously, the statement in the third from the last paragraph on page (ii) that "the SEC is not reviewing or commenting on this offering circular and the documents used in the exchange offer" is incorrect. Please delete.

2. See comment 1 above. If you choose to revise the quoted language to indicate that your offering circular was the subject of SEC comments, please ensure that your revised disclosure does not imply that we have approved or otherwise "cleared" your offer materials.

Where You Can Find More Information, page iii

3. Please delete the statement on page (iii) that Fair Isaac`s periodic reports may be inspected and copied at the SEC`s New York Regional Office. Please note that our regional offices no longer provide such public reference services.

4. Schedule TO does not permit such "forward" incorporation of filings not yet made with the SEC. Therefore, please ensure that you amend the Schedule TO to specifically reference the periodic reports you wish to incorporate, as they are filed.

Forward-Looking Statements, page 2

5. The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not by its terms apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Section
21E(b)(2)(C) of the Securities Exchange Act of 1934. Therefore, your reference to the defined term "forward-looking statements" within the meaning of the Securities Act and the Exchange Act is inappropriate. Please delete the reference.

6. In this section, you disclaim any obligation to update any forward-looking statements made in the offering circular or in periodic reports you have incorporated by reference. This disclaimer is inconsistent with your amendment obligation under Rule 13e-4(c)(3). Please revise.

Selected Consolidated Financial Data, page 14

7. We note that you have incorporated by reference your annual report on Form 10-K for the fiscal year ended September 30, 2004, your quarterly report on Form 10-Q for the fiscal quarter ended
December 31, 2004, and your current report on Form 8-K filed on February 25, 2005. Please make an express statement that the financial statements are incorporated by reference and clearly identify the information incorporated by reference by page, paragraph, caption, or otherwise, as required by Instruction 3 to Item 10 of Schedule TO.

8. Where financial statements are material in the context of an offer or where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO and Q&A 7 in Section I.H of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (July 2001). We note your section entitled
"Selected Consolidated Financial Data." It appears that you are missing several item requirements of Item 1010(c) of Regulation M-A, including, but not limited to, current assets, noncurrent assets, current liabilities, gross profit, and income or loss from continuing operations as required by Item 1010(c)(1) and income per common share from continuing operations per Item 1010(c)(2). Please revise to include all of the items required in the summary financial statements.

The Exchange Offer, page 31
Conditions to the Exchange Offer, page 32

9. In the first paragraph, you state that you may decide to terminate the exchange offer if one of the listed offer conditions "fails" and you make the secondary determination that it is "inadvisable to proceed with the offer..." If a listed offer condition is implicated by events that occur during the exchange offer such that the offer condition is deemed to be "triggered" and may be asserted, the purchasers must disclose that they have made a decision to either waive the offer condition in order to properly continue the offer or assert the condition and terminate the offer. You may not tacitly waive the offer condition by failing to assert it. As you are aware, waiver of a material offer condition may require an extension of the offer and/or dissemination of additional offering material.
Please onfirm your understanding in a supplemental response.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the issuer acknowledging that:

* the issuer is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 942-2903. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.

Very truly yours,


Celeste M. Murphy
Office of Mergers and Acquisitions